UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prestige Capital Corporation

(Names of Issuer)

Common Stock

(Title of Class of Securities)

74112L 20 2

(Cusip Number)

James C. Lewis, 8 East Broadway #410, Salt Lake City, Utah 84111, (801) 746-6300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 27, 2009

(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [    ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 19 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.:  74112L 20 2

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Whitney O. Cluff

WOC, LLC (26-4644180)

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[   ]

(b)

[X]

3.

SEC Use Only

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [    ]

6.

Citizenship or Place of Organization

Whitney O. Cluff is a United States citizen; WOC, LLC is a Utah limited liability company

NUMBER OF

7.

Sole Voting Power

234,000

SHARES

BENEFICIALLY

8.

Shared Voting Power

N/A

OWNED BY

EACH

9.

Sole Dispositive Power

234,000

REPORTING

PERSON

10.

Shared Dispositive Power

N/A

WITH:

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

234,000 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13.

Percent of Class Represented by Amount in Row (11)

10.2%

14.

Type of Reporting Person

IN, PN

Cusip No.:  74112L 20 2

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock” or “Shares”) of Prestige Capital Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1348 East 3300 South, Salt Lake City, Utah 84106.

Item 2.

Identity and Background

This statement relates to the securities of the Issuer that were acquired by WOC, LLC (“WOC”).  WOC is a limited liability company organized in the State of Utah, which holds various investments of Mr. Cluff.  WOC is not actively engaged in business.  Mr. Whitney O. Cluff is the managing member and control person of WOC.  The business address of WOC is 4751 South Ichabod Drive, Salt Lake City, Utah 84117.  Mr. Cluff is employed as an associate real estate broker in Salt Lake City, Utah with Coldwell Banker Commercial, 6550 South Milrock Drive Suite 200, Salt Lake City, Utah 84121.

WOC and Mr. Cluff have not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

WOC and Whitney O. Cluff acquired shares of the common stock of the Issuer pursuant to a Stock Purchase Agreement.  They presently own a total of 234,000 shares of common stock of the Issuer.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer by WOC and Mr. Cluff was primarily for investment purposes.

(a)

There are no tentative plans and proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer.

(b)

There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

(c)

There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

Cusip No.:  74112L 20 2

(d)

In connection with the transaction, Mr. Cluff became an officer and director of the Issuer.  There are currently no plans to change the board of directors, or changing the total authorized number of directors on the Board of Directors, or any change of their term of office.

(e)

There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

(f)

There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

(g)

There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

(h)

There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the OTC Bulletin Board (“PGEC”).

(i)

There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)

There are no current plans or proposals regarding any action similar to those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, WOC and Mr. Cluff are the beneficial owners of 234,000 shares of the Common Stock of the Issuer, representing approximately 10.2% of the issued and outstanding Common Stock of the Issuer.

(b)

WOC and Mr. Cluff have the sole power to vote and to dispose of the securities of the Issuer described herein.

(c)

No other purchases or sales of the Common Stock of the Issuer have been made by WOC or Mr. Cluff during the preceding 60 days, except as described herein.

(d)

To the best of the knowledge of WOC and Mr. Cluff, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by them.

(e)

Not Applicable.

Cusip No.:  74112L 20 2

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of the knowledge of WOC and Mr. Cluff, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by them.

Item 7.

Material to be Filed as Exhibits

The Stock Purchase Agreement dated August 21, 2009, between Tryant, LLC, Mr. Bass and WOC, LLC, is attached hereto as Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

September 1, 2009

/s/ Whitney O. Cluff

Whitney O. Cluff

WOC, LLC

Date:

September 1, 2009

By

/s/ Whitney O. Cluff

Whitney O. Cluff, Managing Member